Exhibit 22.1

SENIOR NOTES, ISSUER and GUARANTORS

Registered Senior Notes Issued Under	Issuer	Guarantors
2017 Indenture	Park-Ohio Industries, Inc.
 Ajax Tocco Magnethermic Corporation, Apollo Aerospace Components LLC, Autoform Tool & Manufacturing LLC, Bates Rubber, Inc., Canton Drop Forge, Inc., Control Transformer, Inc., Elastomeros Tecnicos Moldeados, Inc., Engineering Materials, Inc., Feco, Inc., Fluid Routing Solutions, LLC, Gateway Industrial Supply LLC, General Aluminum Mfg. Company, Integrated Holding Company, Integrated Logistics Holding Company, Park-Ohio Forged & Machined Products LLC, Park-Ohio Products, Inc., Pharmacy Wholesale Logistics, Inc.,  POVI L.L.C., Precision Machining Connection LLC, RB&W Ltd., RB&W Manufacturing LLC, Snow Dragon LLC, STMX Gas, Inc., Supply Technologies LLC, Supply Technologies Procurement Company, Inc., The Ajax Manufacturing Company and The Clancy Bing Company, Tocco, Inc.